

Mail Stop 4628

November 4, 2016

Yukio Uchida
Representative Director and President
JX Holdings Kabushiki Kaisha
1-2, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-8161
Japan

> **Re: JX Holdings Kabushiki Kaisha**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-4**
> **Submitted October 24, 2016**
> **CIK No. 1452922**

Dear Mr. Uchida:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

Opinion of TonenGeneral's Advisors, page 49

1.   We note your response to prior comment 7. However, we note that TonenGeneral's financial advisors performed discounted cash flow analyses of each of JX Holdings and TonenGeneral, based on projections prepared by the management of each of JX Holdings and TonenGeneral. Accordingly, please revise to include such projections so that investors are able to evaluate the analyses conducted by the financial advisors.

Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources